EXHIBIT 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE YEAR ENDED DECEMBER 31, 2004

This Operating and Financial Review and Prospects is intended to assist in the understanding and assessment of the trends and significant changes in our results of operations and financial condition. Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Operating and Financial Review and Prospects should be read in conjunction with our consolidated financial statements and the accompanying notes appearing elsewhere in this document. Unless otherwise indicated, all of our financial data and discussions thereof are based upon financial statements prepared in accordance with U.S. GAAP.

Overview

We operate a wireless telecommunications network in Romania. Our sole operating subsidiary, MobiFon SA["MobiFon"], received its 900 MHz license in November 1996 and launched commercial service in April 1997. Since the inception of MobiFon, we have experienced significant growth and as at December 31, 2004, MobiFon had approximately 4.9 million subscribers. MobiFon's authorizations and licenses cover all of Romania, approximately 21.7 million people.

We are a wholly owned subsidiary of ClearWave N.V. ["Clearwave"]. As at December 31, 2004, Telesystem International Wireless Inc. ["TIW"], together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V. ["TIWC"], had a 100% equity interest and a 100% voting interest in ClearWave. As at December 31, 2004 we owned 79% of the equity and voting rights of MobiFon.

We were incorporated on March 15, 2002 under the laws of the Netherlands. On that date, we issued 18,000 shares of our common stock to our parent company for consideration of €18,000. Pursuant to a Share Sale-Purchase Agreement dated March 28, 2002 with ClearWave, we incurred a $675.0 million demand loan bearing interest at 7% per annum, payable to ClearWave, in exchange for ClearWave's then 63.5% equity interest in MobiFon. The terms of this loan payable were amended in connection with the issuance of the notes. See "-- Future Capital Requirements." This combination of entities under common control is accounted for in a manner similar to a pooling-of-interests. Accordingly, these consolidated financial statements reflect the results of operations and changes in cash flows as if MobiFon had always been our subsidiary. All contributions made from inception to MobiFon's capital stock, including costs and expenses incurred in connection with our initial investment in MobiFon and acquisitions and dispositions of MobiFon's equity interest from and to third parties up to March 28, 2002, were accounted for as invested capital within our shareholder's equity. On that date, the invested capital account was eliminated by the transaction described above and the excess of the nominal value of the loan over the invested capital was accounted for in a separate account as a reduction of our shareholder's equity (referred to as the "difference between counterpart given and carrying value of capital transactions with parent company").

The basis of funding and consequent interest charges and financing cash flows are not representative of those that would have existed for us as a stand-alone entity because our access to capital and cost of capital as a stand-alone entity would have been different from that of TIW and TIWC, for periods prior to September 1999, the date of ClearWave's incorporation, and to that of ClearWave, for periods subsequent to September 1999. In connection with the initial subscription of MobiFon, TIWC made advances to certain minority shareholders, which have since been fully repaid, and which are not reflected in our financial statements.

Our initial investment in Romania was made in November 1996 and commercial operations were launched in April 1997. Our equity interest in MobiFon increased from 54.7% to 58.9% in June 2000 and then to 63.5% in February 2001, following the sale by certain minority shareholders of their MobiFon shares to us. In March 2003, we sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million, reducing our ownership in MobiFon to 57.7%.

In March 2004, we reacquired the 5.9% of MobiFon sold in 2003 in exchange for the issuance by TIW of 13.0 million of its common shares. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends paid in 2004 by MobiFon relating to MobiFon's 2003 earnings up to an aggregate maximum of $5.2 million which was fully paid as of December 31, 2004. The aggregate purchase price for the MobiFon interest acquired was $143.9 million. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, we issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which was assigned to ClearWave.

In September 2004, we acquired, from certain minority shareholders, 15.46% of MobiFon shares in exchange for the issuance by TIW of 28.4 million of its common shares and $36.6 million in cash. Pursuant to the terms of the sale, the selling shareholders had the right to receive up to Lei 260.2 billion ($7.9 million) of the dividends declared in March 2004 of which $5.7 million was paid as of December 31, 2004. The aggregate purchase price including transaction expenses amounted to $298.5 million. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, we issued subordinated debt amounting to $290.6 million and bearing interest at 10% per annum to TIW which was assigned to ClearWave. As a result of these acquisitions, we increased our equity interest in MobiFon from 57.7% as at December 31, 2003 to 79.0% as at December 31, 2004.

Operations

Our wireless services in Romania are provided by MobiFon, which holds a license for national GSM-based cellular services. As of December 31, 2004, MobiFon had an estimated 48.0% share of the cellular market and a total of 4,910,312 subscribers. Romania is the second largest market in Central and Eastern Europe with 21.7 million people and is currently a second wave EU accession candidate expected to join the EU in 2007. MobiFon and the mobile telephone industry continue to benefit from the country's economic growth as Romania steadily moves towards EU accession. According to the Economist Intelligence Unit, forecasted GDP growth for 2005 is estimated to be approximately 4.6% (actual GDP growth was 8.0% in 2004 and 4.9% in each of 2003 and 2002). Inflation fell to approximately 9.3% in 2004 (15.4% in 2003 and 22.5% in 2002). Consequently, Romania's currency, the Leu, has been stabilizing. Romania's sovereign debt is currently rated BB+ by Standard and Poors and Ba1 by Moody's compared to BB and Ba3, respectively, as of December 31, 2003.

Wireless penetration at the end of 2004 reached 47%, or 10.2 million customers, and the growth of penetration is expected to continue to be the primary factor affecting MobiFon's growth. During the fourth quarter of 2004, the Romanian market as a whole reached record wireless service subscriber growth, growing by almost 1.2 million subscribers. The total number of new mobile customers was 54% higher than in the third quarter of 2004 and 24% higher for the same period in 2003. This confirms the strong market growth, fuelled by an improved economic environment and stagnant fixed line service penetration.

Factors affecting our results of operations

Economic Conditions in Romania

All of our operations are located in Romania, a country that has undergone dramatic political and economic reform since 1989. Our future results of operations are dependent upon continued economic, political and social stability in both of these countries.

Competition

The wireless market is characterized by strong competition. The policies and behavior of our competitors relating to pricing and product offerings may require changes in our own pricing and product offerings. In particular, we believe that competition for high value postpaid customers will increase in the future. The competitive environment will also be impacted by the introduction of UMTS services in Romania.

Customer Mix

Our results of operations are affected by customer mix. We offer services to our customers via both prepaid services in which customers purchase credit on an account, and postpaid customers, to whom we offer credit and bill on a monthly basis. Postpaid customers offer a higher value opportunity for us, generating higher ARPU per month versus our prepaid customers.

In connection with our postpaid acquisitions we generally offer handsets below cost, as an incentive for our customers to subscribe to our postpaid services, and these subsidies are accounted for as cost of revenues at the time of sale.

Seasonality

Our results of operations are subject to seasonal fluctuations that impact our operating results from quarter to quarter. In the past, we have experienced the highest level of subscriber additions and acquisition related expenses, including marketing and promotional expenditures, in the fourth quarter of the calendar year. As a result, our operating income before depreciation and amortization ["OIBDA"] and operating profit can be impacted in the fourth quarter. Due to lower customer usage levels, our ARPU tends to be lower in the first quarter of the calendar year. Offsetting this, due to lower levels of new customer acquisitions in the first quarter, our costs may be lower in the first quarter. Our revenues are generally higher in the third quarter of the calendar year due to higher usage levels and roaming during the summer holiday season.

Churn

Churn refers to subscriber disconnection from our services. For the year ended December 31, 2004, we had an average monthly churn rate of 1.90% (1.97% in 2003). We believe that churn levels vary due to a number of factors such as customer loyalty, quality of customer service, changes in technology, product and service offerings and network quality. The introduction of mobile number portability and the launch of UMTS services may impact future churn levels.

Capital Expenditures

As we have substantially completed the buildout of our GSM networks, we have reduced the amount of capital expenditures. However, cash used for the acquisition of property, plant and equipment has increased from $100.3 million in 2002 to $135.8 million in 2004. Furthermore, we could be required to increase our capital expenditures in the near future. Specifically, in connection with the payment for our UMTS license and buildout of a related UMTS network. This could have a material impact on our cash flow and financial results. (See "Future Capital Requirements").

Regulatory and Tax Changes

Changes in the regulatory environment in Romania have impacted our results of operations in prior periods and changes in the tax environment may impact us in the future. For example, effective January 1, 2005, the Romanian government introduced a flat-rate income and profit tax. Specifically, the government lowered the corporate income tax rate from 25% to 16% and introduced a flat 16% personal income tax rate.

Principal Income Statement Items Service Revenues

Service revenues primarily consist of the following services:

  Voice telephony
  Advanced wireless services; and
  International roaming.

Voice Telephony

We provide basic voice services for wireless telecommunications over our GSM network. As is the norm in Europe, we use the "Calling Party Pays" model of charging whereby only the calling party pays for the call. Basic mobile telephony voice calls are supplemented by a number of additional services, many of which are standard in each service package. These additional services include voice mail, international roaming and call management capabilities such as call forwarding, call waiting, call hold, call barring, conference calls and caller identification.

Advanced Wireless Services

We have developed a wide range of entertainment services based on Short Messaging System ("SMS"). Our services include the ability to chat, to play games and to send logos, ring tones and icons. Personalization of handsets through ring tones and logos is also available. Revenues from, and penetration of, SMS is stimulated by new handset capabilities and the continuous introduction of innovative SMS-based services and promotions.

We have upgraded our existing digital networks to be able to offer the data transmission capabilities required by advanced wireless services applications, including the Wireless Application Protocol ("WAP"), General Packet Radio Service ("GPRS"), Multi-media Messaging Service ("MMS"), and basic data and fax transmission.

MobiFon currently offers wireless data services through the GPRS technology to more than 10,000 subscribers more than double the figures at the beginning of the year. During the fourth quarter of 2004, MobiFon deployed a web over-the-air ("OTA") setting for GPRS in order to increase customer experience for mobile data services and drive usage. As a result of MobiFon's recent successful bid on a UMTS license and its receipt of the license in 2005, MobiFon commenced offering UMTS services in 2005.

International Roaming

As of December 31, 2004, MobiFon had negotiated roaming agreements with 261 operators in 116 countries and is continuing to negotiate additional roaming agreements. These roaming agreements also allow our subscribers to use their own handsets wherever GSM wireless service is provided, or to roam in such locations with a handset that is compatible with the local network. In addition, as of December 31, 2004, MobiFon was offering its prepaid subscribers with the ability to roam in 40 networks covering 23 countries.

Equipment Revenues

Equipment revenues include handsets and accessories sales and are not fundamental to our business.

Costs of Revenues and Other Operating Expenses

Our operations are capital intensive and our operating costs are composed of significant fixed costs with relatively low variable costs that are a function of the subscriber base level. Our fixed costs consist of leased line charges, recurring spectrum fees, site rental, network maintenance and overhead and depreciation and amortization. Our variable costs include interconnection charges (our largest single variable cost), roaming charges, cost of equipment sold, as well as a portion of our customer service, selling and marketing, and employee related expenses.

Our principal operating expenses relate to cost of service and equipment revenues, selling, general and administrative expenses and depreciation relating to our network and amortization of our licenses and subscribers.

Cost of services mainly consists of the following:

  Network operation costs which include leased line charges, site rental and network maintenance and recurring spectrum fees; and
  Interconnect fees paid to fixed line and other mobile telecommunication network operators for calls made by our subscribers carried by or terminating on other networks.

Cost of equipment mainly consists of the following:

  Cost of handsets and accessories including subsidized handsets; and
  Costs of SIM cards sold to subscribers.

Selling, general and administrative expenses consist primarily of the following:

  Subscriber acquisition costs other than handset subsidies and SIM cards, which include advertising, promotion, salespersons' salaries and commissions and dealers' commissions
  Bad debt and customer service costs
  Employee salaries and related expenses; and
  Other overhead expenses.

Depreciation and amortization expenses which are not included in our cost of services and are presented separately, consist primarily of the following:

  Depreciation of our property, plant and equipment which had a net book value as at December 31, 2004 of $446.3 million and which is being depreciated over their estimated useful lives: 5 to 10 years for network equipment, infrastructure and technological software and from 3 to 5 years for other assets; and

  Amortization of our telecommunications licenses over a period of 15 years and of our subscriber relationships on 4 years.

Critical Accounting Policies

Investments. In accordance with U.S. GAAP, we consolidate revenues and expenses of MobiFon due to our ability to control its operations. Since our equity interest in MobiFon is currently 79% and was 57.7% at the end of 2003, a significant part of MobiFon's net income is allocated to minority interests.

Exchange Rates. Our functional currency is the U.S. dollar. Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate on the applicable transaction date. At the balance sheet date, monetary assets and liabilities denominated currencies other than U.S. dollars are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income.

Romania had a highly inflationary economy until June 30, 2003 and, accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100%, and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates, and the U.S. dollar has been determined to continue to be its functional currency.

MobiFon's tariffs are currently in U.S. dollars. However, Romania is an accession candidate to the European Union and we may change our tariffs to be based on either the EURO or the Leu. Such a move may result in a change in MobiFon's functional currency assessment and may present new exchange rate risks related to its U.S. dollar denominated debt and new hedging requirements on such debt.

Revenue Recognition. Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment, except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, we consider this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among separate units of accounting based on their relative fair values. When prepaid telephone cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber but such revenue is deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers are classified within selling, general and administrative expenses.

Derivative Financial Instruments. Derivative financial instruments are presented at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is presented net of tax and minority interest, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The ineffective portion of the change in the fair value of cash flow hedges is recognized in earnings. All of the Company's derivatives that are designated as hedges at December 31, 2004 and 2003 are designated as cash flow hedges.

Use of Estimates. The preparation of our consolidated financial statements in accordance with generally accepted accounting principles requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recoverability of Long-lived Assets. Our business is capital intensive and property, plant and equipment, licenses and subscriber relationships had a carrying value as of December 31, 2004 of $531 million. These long-lived assets are assessed for recoverability based on our business plans, which include key assumptions and estimates regarding, among other items, interest rates, growth of the economies in which we operate, the renewal of our licenses, local tax rates, technological changes, competition, foreign currency and wireless penetration rates. Changes in these key assumptions could have significant implications on our business plans.

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and licenses, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of income and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

Goodwill. Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the implied fair value of the reporting unit to which goodwill is assigned with its carrying amount. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the impairment loss, if any. In such case, the implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized. Goodwill arose principally by our acquisitions of MobiFon's shares owned by our minority shareholders and goodwill "pushed-down" from our parent company as described below.

Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of TIW's acquisition of 14.2% of our parent company, ClearWave, during 2003 and 2004, we are required to record, in our consolidated financial statements, the amounts of any goodwill and other net fair value adjustments relating to us as were recorded in the consolidated financial statements of TIW and ClearWave. As the acquisition was financed principally by TIW by issuing its own shares from treasury, the corresponding adjustment for the goodwill recorded in the preliminary allocation of the purchase price over the net assets acquired of $126.1 million is an increase of our shareholders' equity thereby reducing the difference between counterpart given and carrying value of capital transactions with parent company from $481.9 million to $355.8 million.

Loyalty Program. Post-paid customers are awarded points, based on their bill, which can be redeemed for handsets or airtime. We record an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by us in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner has been deferred until such time as the handset sale and related redemption takes place. The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors including the average percentage of customers that remain with us for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions

Allowance for Doubtful Accounts. We evaluate the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establish an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. We base our estimates on the aging of our accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different from expected.

Purchase Price Allocation on Acquisitions. In accordance with U.S. GAAP, our acquisitions of shares in our subsidiaries are accounted for using the purchase method whereby their aggregate consideration is allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimates.

The acquisitions of 5.9% and 15.46% of MobiFon on March 17, 2004 and September 15, 2004, respectively, and the acquisition of the additional 14.2% equity interest by TIW in our parent company, ClearWave, during 2003 and 2004 were accounted for using the purchase method whereby the aggregate consideration and goodwill "pushed down" exceeded the carrying value of net assets of the Company by $510.3 million.

Specifically, the decrements to property, plant and equipment were determined based upon depreciated replacement values, subscribers were determined using a discounted cash flow model and we determined that the only other material fair value adjustment related to our MobiFon Holdings senior notes based upon their trading value. Such excess was been preliminarily allocated as follows:

$
Decrement of property plant and equipment	(24,500)
Increment of subscriber relationships	43,100
Increment of long term debt	(5,822)
Related deferred tax	(4,408)
Goodwill	501,952
TOTAL	510,322

The subscriber relationships are being amortized using the straight-line method over a period of 4 years. The increment of long-term debt is being amortized over the term of the debt and, as at December 31, 2004 was approximately $5.1 million.

Change in Accounting Policies

Asset retirement obligations. Effective January 1, 2003, the U.S. Financial Accounting Standards Board issued Statement No. 143, Accounting for Asset Retirement Obligations. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. The asset retirement cost is capitalized as part of the related asset and is amortized into earnings over time. Over time, the corresponding liability is increased each period to reflect an accretion element considered in its initial measurement at fair value and reduced as related payments are made.

Under its site leases, the Company is generally committed to returning each site to its original state. In 2003, the Company determined its obligation for asset retirement in accordance with SFAS 143 not to be significant. In order to calculate a provision for asset retirement obligations, the Company used the following significant assumptions: the Company expects that most of its lease sites will be renewed at their expiry consistent with its history of lease renewals; the Company expects that approximately 1% of its sites per year will have to be changed based on operational needs or vocation changes and as a result, the Company will have to return these sites to their original state; remediation costs that are indicative of what third party vendors would charge the Company to remediate the sites; and credit adjusted risk-free rates that approximate the Company's incremental borrowing rates. On a periodic basis management reassesses its obligations for asset retirement and, as at December 31, 2004, determined that its recorded asset retirement obligation remained not significant. The Company accounts for changes in its estimated asset retirement obligations from January 1, 2003, the date on which we applied SFAS 143, on a prospective basis. The Company will continue to evaluate on a periodic basis whether the estimated asset retirement obligations and related financial statement amounts continue to be reasonably stated.

Non-GAAP Measures and Operating Data

We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods.

Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, including our cash flows, as reported under GAAP. Some of the limitations of OIBDA as a measure are:

  It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
  It does not reflect changes in, or cash requirements for, our working capital needs;
  It does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBDA does not reflect any cash requirements for such replacements;
  It does not reflect foreign exchange gains or losses; and
  Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

We believe that average revenue per user ("ARPU") provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers.

The following tables provide reconciliations between OIBDA and net income and between service revenues and ARPU:

OIBDA

Operating Data from Operations	For the years ended December 31,
(in thousands of U.S$)	(in thousands of U.S. $)
	2002	2003	2004
Net income	12,474	27,041	12,872
Income taxes	32,272	49,910	63,147
Minority interests	28,131	42,155	49,225
Net gain on disposal of assets		(19,821)
Foreign exchange loss (gain)	2,008	(2,747)	312
Income tax benefit sold to parent		(16,987)	(27,792)
Interest expense, net	59,642	91,121	127,849
Loss on early extinguishment of debt	10,100
Depreciation and amortization	86,920	110,458	118,904
OIBDA	231,547	281,130	344,517

ARPU

	Year ended December 31,

	2002	2003	2004

Service revenues for the periods (in thousands of U.S.$)	425,567	529,520	686,283
Average number of subscribers for the period (in millions)	2.32	2.84	4.05
Average monthly service revenue per subscriber for the period (in U.S.$)	15.27	15.52	14.13
Less: impact of excluding in roaming and miscellaneous revenue (in U.S.$)	(1.08)	(1.17)	(1.17)
ARPU (in U.S.$)	14.19	14.35	12.96

Results of Operations

The following table and discussions compare the consolidated results of operations for the years ended December 31, 2004, 2003 and 2002 for Holdings on a consolidated basis.

	Year ended
	December 31,
	2002	2003	2004
		(in thousands)
Revenues:
Services	$425,567	$529,520	$686,283
Equipment	21,215	28,531	37,212
Total revenues	446,782	558,051	723,495
Cost of services	81,462	104,714	146,755
Cost of equipment	39,160	53,301	69,060
Selling, general and administrative expenses	94,613	118,906	163,163
Operating income before depreciation and amortization	231,547	281,130	344,517
Depreciation and amortization	86,920	110,458	118,904
Operating income	144,627	170,672	225,613
Interest expense — third party	(25,912)	(38,772)	(48,964)
Interest expense — related party	(35,194)	(53,801)	(81,276)
Interest and other income	1,464	1,452	2,391
Income tax benefits sold to the parent company	—	16,987	27,792
Foreign exchange gain (loss)	(2,008)	2,747	(312)
Loss related to extinguishment of debt	(10,100)	—	—
Gain on disposal of investment	—	19,821	—
Income taxes	32,272	49,910	63,147
Minority interests	(28,131)	(42,155)	(49,225)
Net income	$12,474	$27,041	$12,872

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our service revenues increased to $686.3 million in 2004 from $529.5 million in 2003, reflecting the continued subscriber growth. MobiFon added 1,453,270 cellular subscribers compared to 821,834 in 2003 to reach 4,910,312 subscribers as at December 31, 2004 compared to 3,457,042 at the end of 2003. ARPU was $12.96 for the twelve months ended December 31, 2004 compared to $14.35 in 2003. MobiFon achieved record subscriber growth during the fourth quarter. As the telecommunication market penetration increases in Romania, there is a risk of ARPU erosion as new subscribers typically have lower usage. We expect the offering of value added services and continued focus on higher end postpaid and business subscribers to partially offset this effect.

Cost of service revenues increased as a percentage of service revenues to 21.4% in 2004 compared to 19.8% in 2003 and was $146.8 million in 2004 compared to $104.7 million in 2003. The increase was largely due to higher interconnection costs due to increased traffic, a higher proportion terminating on other operator's networks, and higher regulatory spectrum fees which are primarily related to the newly introduced universal service fee. The costs of equipment continue to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid subscribers.

Selling, general and administrative expenses increased to $163.2 million in 2004 compared to $118.9 million in the previous year or 23.7% of service revenue compared to 22.5% of service revenues for 2003. The higher expenses were predominantly in support of significant customer acquisition activity during the year as net subscriber additions were 76.8% higher than in 2003.

OIBDA increased 22.5% to $344.5 million as compared to $281.1 million for the prior year. As a percentage of service revenues, OIBDA was 50.2% in 2004 compared to 53.1% in 2003; this reflects higher cost of services and the costs incurred to acquire a significant number of new subscribers. We expect MobiFon to maintain strong margins, such as those realized in 2004, stemming from its large proportion of on-network traffic for which there are no interconnection costs, its low reliance on third parties to provide backbone capacity and its low cost of acquiring new subscribers as it minimizes handset subsidies.

Depreciation and amortization increased to $118.9 million in 2004 from $110.5 million in 2003. The increase was primarily due to a higher tangible asset base. As a result of the foregoing, the operating income increased to $225.6 million in 2004 from $170.7 million in 2003.

Total interest expense increased by $37.7 million to $130.2 million for the year ended December 31, 2004, as a result of a $27.5 million increase in interest incurred at the corporate level on the subordinated loans from our parent company, ClearWave, and a $10.2 million increase in third party interest as a result of interest incurred on Senior Notes issued at corporate level in June 2003, partially offset by lower effective interest rates on MobiFon's credit facilities. The $10.8 million increase in income from ClearWave in recognition of benefits ClearWave receives by filing a consolidated tax return with the Company was a direct result of higher interest expense on the subordinated parent company loans. Higher net income before taxes at MobiFon was the primary cause of both a $13.2 million increase in income tax expense for the year ended December 31, 2004 and a $7.1 million increase in the share of earnings allocated to minority interests in MobiFon.

As a result of the foregoing, net income for the year 2004 was $12.9 million, compared to $27.0 million for 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Our service revenues increased to $529.5 million in 2003 from $425.6 million in 2002, reflecting the continued subscriber growth. MobiFon added 821,800 cellular subscribers compared to 631,600 in 2002 to reach 3,457,042 subscribers as at December 31, 2003 compared to 2,635,208 at the end of 2002. ARPU was $14.35 for the twelve months ended December 31, 2003 compared to $14.19 in 2002. In 2003, our focus continued to be on postpaid and high value business customers. The postpaid subscribers at the end of December 31, 2003 were 1,294,238 compared to 941,221 at December 31, 2002, resulting in postpaid subscribers as a percentage of total subscribers at December 31, 2003 of 37.4% as compared to 35.7% as at December 31, 2002.

Cost of service revenues increased as a percentage of service revenues to 19.8% in 2003 compared to 19.1% in 2002 and was $104.7 million in 2003 compared to $81.5 million in 2002. The increase was largely due to higher site costs as a result of a greater number of sites on air and higher interconnection and roaming costs due to increased traffic and costs associated with the leasing of fiber optic capacity. The costs of equipment continue to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid subscribers.

Selling, general and administrative expenses increased to $118.9 million in 2003 compared to $94.6 million in the previous year or 22.5% of service revenue compared to 22.2% of service revenues for 2002. The higher expenses mainly reflect higher subscriber acquisition costs due to greater new subscriber additions especially in the postpaid segment.

OIBDA increased 21.4% to $281.1 million as compared to $231.5 million for the prior year. As a percentage of service revenues, OIBDA was 53.1% in 2003 compared to 54.4% in 2002. Although OIBDA as a percentage of service revenues is not expected to increase above the level achieved in 2003 we expect MobiFon to maintain margins stemming from its large proportion of on-network traffic for which there are no interconnection costs, its low reliance on third parties to provide backbone capacity and its low cost of acquiring new subscribers as it minimizes handset subsidies.

Depreciation and amortization increased to $110.5 million in 2003 from $86.9 million in 2002. The increase was primarily due to a change in estimated useful lives of certain assets and a higher tangible asset base. As a result of the foregoing, the operating income increased to $170.7 million in 2003 from $144.6 million in 2002.

Total interest expense increased by $31.5 million to $92.6 million for the year ended December 31, 2003, as a result of a $18.6 million increase in interest incurred at the corporate level on the subordinated loan from our parent company, ClearWave, and a $12.9 million increase in third party interest as a result of interest incurred on Senior Notes issued at corporate level in June 2003, partially offset by lower effective interest rates on MobiFon's credit facilities. The foreign exchange gain of $2.7 million in 2003 arose primarily from the appreciation of the Leu during the year. In 2003 the Company also recorded income of $17.0 million from ClearWave in recognition of benefits ClearWave receives by filing a consolidated tax return with the Company. 2003 results include a gain on disposal of investment of $19.8 million as a result of the sale of a minority interest in MobiFon. Higher net income before taxes at MobiFon was the primary cause of both a $17.6 million increase in income tax expense for the year ended December 31, 2003 and a $14.0 million increase in the share of earnings allocated to minority interests in MobiFon.

As a result of the foregoing, net income for the year 2003 was $27.0 million, compared to $12.5 million for 2002.

Liquidity and Capital Resources

The following table and discussion are summaries of our consolidated cash flows for the years ended December 31, 2002, 2003 and 2004.

	Year ended
	December 31,
	2002	2003	2004
	(in thousands)
Cash provided by operating activities	$156,088	$219,758	$254,024
Cash used in investing activities	(100,337)	(66,207)	(146,748)
Cash used in financing activities	(57,026)	(83,101)	(104,423)
Net change in cash and cash equivalents	(1,275)	70,450	2,853
Cash and cash equivalents, beginning of period	40,814	39,539	109,989
Cash and cash equivalents, end of period	$39,539	$109,989	$112,842

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

For the year ended December 31, 2004, operating activities provided cash of $254.0 million compared to $219.8 million in 2003. The primary factor contributing to the higher operating cash flow was higher 2004 operating income before non-cash items such as depreciation and amortization partially offset by higher interest payments on debt at the corporate level and higher taxes paid by MobiFon in 2004.

Investing activities used cash of $146.7 million for the year ended December 31, 2004, compared to $66.2 million for the year ended December 31, 2003. Our investing activities consisted primarily of acquisitions of property, plant and equipment, essentially for the expansion of our wireless network in Romania, of $135.8 million and $107.7 million in 2004 and 2003, respectively. During 2004, we also paid $10.9 million for the acquisition of additional interests in MobiFon while in 2003, these expenditures were partially offset by net proceeds of $41.5 million received from the sale of a partial interest in MobiFon.

Financing activities used cash of $104.4 million for the year ended December 31, 2004 and were comprised of, $32.3 million in long term debt repayments, $0.3 million in releases of restricted short-term investments, $39.8 million distributed to minority shareholders of MobiFon and $32.6 million representing a partial repayment of the loans from ClearWave. For 2003 financing activities used cash of $83.1 million and were comprised of $264.8 million proceeds from debt issuance less $9.8 million in financing costs incurred, $28.1 million in additions to restricted short-term investments, $54.1 million distributed to minority shareholders of MobiFon and $255.8 million representing a partial repayment of the loan from ClearWave.

Cash and cash equivalents as of December 31, 2004, including $27.8 million in restricted short-term investments, totaled $140.7 million and included $47.6 million at the corporate level. As of December 31, 2004, total consolidated indebtedness was $1.4 billion which included third party debt of $270.0 million and $223.4 million at MobiFon and the corporate level, respectively, and $899.3 million due to ClearWave. Third party debt at the corporate level includes the $5.1 million unamortized fair value adjustment which arose from TIW's acquisition of 14.2% of our parent company Clearwave during 2003 and 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

For the year ended December 31, 2003, operating activities provided cash of $219.8 million compared to $156.1 million in 2002. The primary factor contributing to the higher operating cash flow was higher 2003 operating income before non-cash items such as depreciation and amortization partially offset by higher taxes paid by MobiFon in 2003.

Investing activities used cash of $66.2 million for the year ended December 31, 2003, compared to $100.3 million for the year ended December 31, 2002. Our investing activities consisted of acquisitions of property, plant and equipment, primarily for the expansion of our wireless network in Romania, of $107.7 million and $100.3 million in 2003 and 2002, respectively. During 2003, these expenditures were partially offset by net proceeds of $41.5 million received from the sale of a partial interest in MobiFon.

Financing activities used cash of $83.1 million for the year ended December 31, 2003 and were comprised of $264.8 million proceeds from debt issuance less $9.8 million in financing costs incurred, $28.1 million in additions to restricted short-term investments, $54.1 million distributed to minority shareholders of MobiFon and $255.8 million representing a partial repayment of the loan from ClearWave. For 2002 financing activities used cash of $57.0 million and were comprised of $42.1 million for repayment of advances from ClearWave, $10.8 million for MobiFon's distributions paid to minority interests and financing costs of $8.6 million partially offset by $4.5 million in senior credit facility borrowings net of repayments.

Cash and cash equivalents as of December 31, 2003, including $28.1 million in restricted short-term investments, totaled $138.1 million and included $45.0 million at the corporate level. As of December 31, 2003, total consolidated indebtedness was $981.9 million which included third party debt of $312.7 million and $220.1 million at MobiFon and the corporate level, respectively, and $449.1 million due to ClearWave.

Sources of Financing

At the corporate level, as at December 31, 2004, we had cash and cash equivalents of $19.8 million and restricted short-term investments of $27.8 million and we had total third party debt of $223.4 million, consisting of the 12.5% Holdings Senior Notes due 2010. The following is a summary discussion of financing activities conducted at the corporate level.

Prior to March 15, 2002, substantially all of our cash requirements were met by the proceeds from invested capital. As previously described, on March 28, 2002, we incurred a $675.0 million loan payable to ClearWave in exchange for its then 63.5% equity interest in MobiFon. During 2002 and 2003, as described below, distributions from and the sale of a partial interest in MobiFon and the issuance of our Notes have enabled the repayment of some of this loan from ClearWave. As at December 31, 2004, the remaining loan payable to our parent company including accreted interest was $452.6 million.

During 2002, MobiFon approved aggregate distributions of $66.3 million, consisting of dividends of $27.5 million and share repurchases of $38.8 million. We received $42.0 million of these distributions in 2002 and utilized a portion of such proceeds to repay some of the advances from our parent and accrued interest thereon. In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion [$59.1 million] of which we received $33.5 million. Furthermore, in October 2003, the shareholders of MobiFon distributed $35.7 million by means of a par value reduction, of which we received $20.6 million. In March 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under the MobiFon's senior credit agreements. In April, July and October 2004, an aggregate of $124.3 million of dividends were distributed of which we received $84.5 million. As at December 31, 2004, the remaining dividends payable to minority interests, based on the conditions of such loan agreements, amounted to $3.2 million and are included with total current liabilities.

In March 2003, we sold a 5.9% equity interest in MobiFon for a total cash consideration of $42.5 million.

On June 27, 2003, MobiFon Holdings issued a $225 million of 12.5% Senior Notes [''Notes''] by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses of $9.8 million, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as short-term restricted investments on the balance sheet, and $182.5 million was distributed to ClearWave. The short-term investment consists of term deposits and highly liquid debt instruments purchased with a maturity of less than six months. As at December 31, 2004, the debt service reserve was $27.8 million representing approximately two interest payments and the interest rates on the short-term investments held in the reserve account is 1.43%.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate of 12.5% per annum commencing on June 27, 2003 and is payable in cash semi-annually in arrears on each January 31 and July 31. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings' future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holding's existing and future unsecured senior indebtedness. Within 30 days after July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. In September 2004, $2.3 million in principal of the notes were repurchased pursuant to such offer. The Notes will be callable at the option of the Company after July 31, 2007, at decreasing redemption prices starting at 106.25% of the principal amount of the Notes. The indenture governing the Notes contains customary restrictive covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon or to reduce its ownership in MobiFon to below 50.1%. Furthermore, we will not be permitted to incur indebtedness in excess of the lower of $360 million or two times the last twelve months' OIBDA.

On November 17, 2003, the Notes were exchanged for substantially identical Notes registered under the United States Securities Act.

Concurrent with issuance of the notes, the loan payable to the parent company was amended so that it now bears interest at 14%, which will be accreted so long as the notes are outstanding; it now matures in 2030 and is contractually subordinated to the notes. The Company is permitted to prepay the amended subordinated loan payable to parent at its option, but subject to the limitations of the indenture governing the notes. The amended subordinated loan does not contain any cross-default provision to other indebtedness of the Company and will be non-assignable other than to direct or indirect controlling shareholders. The Company will file a consolidated tax return with ClearWave and will charge ClearWave for the tax benefits that they get from the use of the Company's interest expense. The parties agree that the payment of this charge will be applied against the loan principal and interest payable to the parent company.

As described in the overview to this Operating and Financial Review and Prospects, during 2004, we increased our equity interest in MobiFon to 79.0% from 57.7% at December 31, 2003 for aggregate consideration of $442.4 million, $429.3 million of which was financed through additional subordinated loans from our parent company.

MobiFon

MobiFon's cash requirements as of December 31, 2004 have been met by borrowings under its bank facilities, $270 million of which was outstanding at December 31, 2004, equity contributions of $270.6 million, all of which have been paid back to its shareholders by way of dividends and capital reductions ($285.3 million in aggregate as of December 31, 2004) and by cash generated from its operations.

On August 27, 2002, MobiFon closed a $300 million senior loan facility. The facility was fully drawn as of December 31, 2003 and is repayable in quarterly installments which commenced in January 2004 and continue through maturity to October 2008. The interest rate on the facility ranges from LIBOR + 2.5% to LIBOR + 4% depending on certain financial ratios, including debt and capital ratios. As of December 31,

2004 the interest rate was LIBOR + 3%. As permitted by the loan agreement, the LIBOR portion of the interest rates on $89.4 million has been fixed at rates ranging from 3.64% to 3.2%.

The term of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under a unanimous security agreement all of the shareholders of MobiFon, including us, have encumbered our shares by way of pledge in favour of MobiFon's lenders. The facility is also secured by substantially all of the assets of MobiFon.

MobiFon entered into interest rate swap arrangements on notional principal amounts of $90 million and $27 million whereby the LIBOR portion of the interest on the related loans principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the loans outstanding on this facility at December 31, 2004 was 6.8%. [6.6% in 2002] We assessed that the risk of non-performance by counter-parties to the swap agreements in MobiFon is low, as the agreements have been concluded with large, credit worthy financial institutions.

MobiFon also has two uncommitted operating credit facilities totaling $20.0 million, $10.0 million each. The first $10.0 million overdraft facility, which also permits the issuance of letters of guarantee to third parties, can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5.0% per annum. As of December 31, 2004 and December 31, 2003, there were no outstanding borrowings under any of the facilities; however, bank guarantees of $3.1 million have been issued by MobiFon under these facilities. The second $10.0 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.5% per annum.

On January 30, 2004, MobiFon sold its option to buy the shares of a company whose only asset consisted of a building with a net book value of $10.9 million included in buildings and leasehold improvements as at December 31, 2003 which was the subject of a sale and leaseback financing and accounted for as a $12.7 million capital lease. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement became effective on July 4, 2004 and MobiFon has the option to renew the lease for an additional 6 years. The gain from the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under the capital lease, which aggregate to $4.7 million, have been deferred and are being amortized as a reduction of rental expenses over the terms of the new leases.

Future Capital Requirements

We expect to have significant future capital requirements, particularly in relation to the expansion and addition of capacity to our cellular network, for the payment of a UMTS license, and the buildout of a related UMTS network and for the servicing of our debt. We intend to finance such future capital requirements mainly from cash flow from operating activities, cash and cash equivalents on hand and restricted short-term investments.

Third party debt at the corporate level consists of our 12.5% Senior Notes. Interest payments on the Notes began on January 31, 2004 and is payable in cash semi-annually in arrears on each January 31, and July 31. We expect to service the Notes from the cash flows of operations of MobiFon. In order to have access to these cash flows, MobiFon will have to make distributions of which a significant portion will be paid to minority shareholders.

As at December 31, 2004, our total indebtedness to ClearWave consisted of subordinated loans payable to our parent company, totaling $889.3 million. These loans are contractually subordinated to our Notes and bear interest at 14% per annum, in the case of our loan which was amended on June 27, 2003 and matures in 2030, and at 10% per annum for the new loans issued in 2004. The interest will be capitalized as long as the Notes are outstanding. We are permitted to prepay the amended loans payable to parent, and related interest, at our option, but subject to the limitations of the indenture governing the Notes. The loans do not contain any cross-default provisions to other indebtedness and are non-assignable other than to our direct or indirect controlling shareholders. We file consolidated tax returns with ClearWave and charge ClearWave for the tax advantage that it receives from the use of our interest expense. That charge is offset against the loan principal and interest payable. During the year ended December 31, 2004 we charged ClearWave $27.8 million for this tax benefit. The amount of the loan will be decreased to the extent any taxes are levied against us as a result of filing a consolidated tax return with ClearWave. We intend to use available cash after senior debt service to reimburse part of the loans payable to our parent.

MobiFon's cash commitments, excluding interest, in millions of dollars, are set forth in the following table.

	Operating	Senior Credit	Purchase
	Leases	Facility	Commitments	Total
2005	20.1	45.0	23.5	88.6
2006	21.3	60.0	—	81.3
2007	19.8	75.0	—	94.8
2008	16.0	90.0	—	106.0
2009	15.8	—	—	15.8
Total	93.0	270.0	23.5	386.5

MobiFon's future capital requirements will include debt repayment, payments for it UMTS license and UMTS network buildout and network expansion, all of which are expected to be financed by cash flows from operations. As at December 31, 2004, MobiFon had purchase commitments of approximately $23.5 million. In addition, MobiFon is committed to pay minimum annual spectrum fees and other regulatory fees totalling approximately $19.8 million.

In November 2004, the Romanian government advised MobiFon that it was successful in its application for a UMTS license in Romania. As a result, MobiFon is required to pay a total of $35.0 million to the Romanian Government, of which $10.5 million was paid in March 2005 and the remainder in five annual installments of $4.9 million, commencing in 2006. MobiFon will also be required to honour certain license conditions, including coverage requirements. The license has an initial term of 15 years with the option to renew for an additional 10 years.

Over the past three years at MobiFon, cash capital expenditures have averaged of $114.6 million annually ($135.8 million, $107.7 million and $100.3 million in each of the years 2004, 2003 and 2002, respectively) and we expect some incremental capital expenditures for the initial build-out of a UMTS network.

MobiFon is also committed to two long-term service agreements for the right to use "dark" fiber optic capacity and technical space, the earliest of which commenced in 2002 for 17 years and the second which commenced in 2004 for a period of 7 years. The service agreement charges are offset by a reciprocal agreement whereby MobiFon provides capacity on the "lit" fiber back to the primary service provider. The annual value of the combined transactions is approximately $7.0 million and the payments and receipts are expected to largely offset one another. The estimated cost to MobiFon to enable the "dark" fiber to be utilized is $8.5 million of which $1.2 million remains to be incurred.

On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V., a wholly owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of all of its interests in ClearWave. Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) TIW shareholders' approval, and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations. Upon closing of this sale, the terms of the Notes and the New Senior Credit Facility may require the Company to repay its Senior Credit Facility and to purchase all or part of the Notes then outstanding at 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase.

In March 2005, the shareholders of MobiFon approved dividends amounting to Lei 6.1 trillion ($214.9 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. As at March 31, 2005, the maximum payable to shareholders based on the conditions of such loan agreements was $66.3 million of which $13.9 million is payable to minority interests.

We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of MobiFon. Our cash flow and, consequently, our ability to meet our debt service obligations is dependent upon the payment of funds by MobiFon in the form of loans, dividends, advances or otherwise.

Exchange Rates

We report our financial statements in dollars. We operate in Romania and virtually all of our revenues and a substantial portion of our operating expenses are in Lei and Euros. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. Significant devaluation of the Leu to the dollar has occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations.

Where possible, we adjust our tariffs for the effects of inflation, one of the factors affecting relative exchange rates. However, it is possible that in the future, market conditions or regulatory restrictions may constrict our ability to adjust our local tariffs in response to changes in the exchange rates relative to our reporting currency and to protect ourselves from currency rate fluctuations.

As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100%, and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates, and the U.S. dollar has been determined to continue to be its functional currency.

MobiFon's borrowings are in dollars and tariffs are adjusted to account for the effects of the devaluation of the Leu versus the dollar due to inflation. Consequently, exchange fluctuations have not had a material effect on our consolidated results in the past. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro will take prominence in Romania in the future. Consequently, depending on the result of our future re-assessments and the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future.

At the Corporate level, we may elect to enter hedging arrangements from time to time in the future, although we are not currently party to any such transaction and do not have a policy to systematically hedge against foreign currency fluctuations. At the MobiFon level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, where possible, assets and liabilities. In some cases, we may borrow in dollars or Euros either because it is advantageous for MobiFon to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to MobiFon at the time.

Inflation

Inflation has not been a material factor affecting our continuing business to date. Although system equipment costs may increase over time as a result of inflation, we expect that the cost of subscriber equipment will decrease over time as volume increases, although there can be no assurance that this will be the case. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary or deflationary pressures.

In Romania the effects of inflation may become significant to our operations. Where permitted, and subject to competitive pressures, we intend to increase our tariffs to account for the effects of inflation. However, we may not always be able to mitigate the impact of inflation on our operations.

Regulatory Environment

MobiFon is one of three operators authorized to provide nationwide GSM-based wireless telecommunications services in Romania and is currently committed to paying minimum annual spectrum fees and other regulatory fees totalling approximately $19.8 million. The conditions also require MobiFon to substantially meet the deployment plans set out in its license agreements and, in certain instances, to provide a specified level of services in its respective coverage areas. Our future performance may be affected by factors such as political changes including government actions relating to its licenses, changes in technology and competition.

We operate in regulated industries and in the normal course of business, MobiFon's actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against us for alleged breaches to different regulations including arrangements for interconnection fees. We believe that the ultimate outcome of any such proceedings currently in progress will not be materially adverse to us.